Response to SEC letter dated June 9, 2009

Registrant:	Metabolic Research, Inc. (Commission file # 000-25879)

Regarding Documents:	Forms 10-K (2008) and 10-Q (3/2009)

Dated:	July 1, 2009

From:	Ms. T. W. Owen (Treasurer and Chief Financial Officer)

Contact Number:	(702) 263-7070

In response to your correspondence dated June 9, 2009 proposing revisions and additional disclosures to 10-K filed 2008 and 10-Q filed 3/2009, we still have a few items that need to be addressed and will need additional time to finish them. I am requesting an additional extension until 7/10/2009 be granted to comply with the SEC request.

Thank You,

Ms. T. W. Owen

Metabolic Research, Inc.

Chief Financial Officer/Treasurer